UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

OUTFRONT Media Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Titles of Class of Securities)

69007J106
(CUSIP Number)

Providence Equity Partners L.L.C.
50 Kennedy Plaza, 18th Floor
Providence, Rhode Island 02903
(401) 751-1700

with a copy to:

Michael J. Aiello
Kevin J. Sullivan
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
PEP VIII International Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,187,500 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,187,500 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,187,500 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.64%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
The ownership percentage set forth herein for PEP VIII International Ltd. is calculated assuming a total of  161,540,874 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of OUTFRONT Media Inc. (the “Issuer”) deemed issued and outstanding, which includes (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14-A, filed with the Securities and Exchange Commission on April 24, 2020 (the “2020 Proxy”), and (ii) 17,187,500 shares of Common Stock that are issuable, as of the April 20, 2020 (the “Issuance Date”), upon the conversion of the shares of Series A Convertible Perpetual Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), of the Issuer directly held by Providence Equity Partners VIII-A L.P. (“PEP VIII-A”), Providence Equity Partners VIII (Scotland) L.P. (“PEP Scotland”), PEP VIII Intermediate 5 L.P. (“PEP 5”), PEP VIII Intermediate 6 L.P. (“PEP 6”) and PEP VIII Advertising Co-Investment L.P. (“PEP Advertising”) (the foregoing entities collectively, the “PEP Direct Holders”).

CUSIP No. 69007J106	SCHEDULE 13D	Page 3 of 13
1	NAMES OF REPORTING PERSONS
Providence Equity GP VIII L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,187,500 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,187,500 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,187,500 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.64%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for Providence Equity GP VIII L.P. is calculated assuming a total of   161,540,874 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020, as set forth in the 2020 Proxy, and (ii) 17,187,500 shares of Common Stock that are issuable, as of the Issuance Date, upon the conversion of the shares of Series A Preferred Stock held by the PEP Direct Holders.

CUSIP No. 69007J106	SCHEDULE 13D	Page 4 of 13
1	NAMES OF REPORTING PERSONS
PEP VIII (Scotland) International Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,187.50 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,187.50 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,187.50 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.05%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
The ownership percentage set forth herein for PEP VIII (Scotland) International Ltd. is calculated assuming a total of 144,427,561.50 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020, as set forth in the 2020 Proxy, and (ii) 71,187.50 shares of Common Stock that are issuable, as of the Issuance Date, upon the conversion of the shares of Series A Preferred Stock held by PEP Scotland.

CUSIP No. 69007J106	SCHEDULE 13D	Page 5 of 13
1	NAMES OF REPORTING PERSONS
Providence Equity GP VIII (Scotland) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,187.50 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,187.50 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,187.50 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.05%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for Providence Equity GP VIII (Scotland) L.P. is calculated assuming a total of 144,427,561.50 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020, as set forth in the 2020 Proxy, and (ii) 71,187.50 shares of Common Stock that are issuable, as of the Issuance Date, upon the conversion of the shares of Series A Preferred Stock held by PEP Scotland.

CUSIP No. 69007J106	SCHEDULE 13D	Page 6 of 13
1	NAMES OF REPORTING PERSONS
Providence Equity Partners VIII-A L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,777,062.50 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,777,062.50 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,777,062.50 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.20%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for PEP VIII-A is calculated assuming a total of 149,130,436.50 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020, as set forth in the 2020 Proxy, and (ii) 4,777,062.50 shares of Common Stock that are issuable, as of the Issuance Date, upon the conversion of the shares of Series A Preferred Stock held by PEP VIII-A.

CUSIP No. 69007J106	SCHEDULE 13D	Page 7 of 13
1	NAMES OF REPORTING PERSONS
Providence Equity Partners VIII (Scotland) L.P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Scotland UK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,187.50 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,187.50 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,187.50 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.05%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for PEP Scotland is calculated assuming a total of 144,232,561.50 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020, as set forth in the 2020 Proxy, and (ii) 71,187.50 shares of Common Stock that are issuable, as of the Issuance Date, upon the conversion of the shares of Series A Preferred Stock held by PEP Scotland.

CUSIP No. 69007J106	SCHEDULE 13D	Page 8 of 13
1	NAMES OF REPORTING PERSONS
PEP VIII Intermediate 5 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,911,312.50 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,911,312.50 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,911,312.50 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.57%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for PEP 5 is calculated assuming a total of 151,264,686.50 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020, as set forth in the 2020 Proxy,  and (ii) 6,911,312.50 shares of Common Stock that are issuable, as of the Issuance Date, upon the conversion of the shares of Series A Preferred Stock held by PEP 5.

CUSIP No. 69007J106	SCHEDULE 13D	Page 9 of 13
1	NAMES OF REPORTING PERSONS
PEP VIII Intermediate 6 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,302,937.50 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,302,937.50 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,302,937.50 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.57%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for PEP 6 is calculated assuming a total of  146,656,311.50 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020, as set forth in the 2020 Proxy, and (ii) 2,302,937.50 shares of Common Stock that are issuable, as of the Issuance Date, upon the conversion of the shares of Series A Preferred Stock held by PEP 6.

CUSIP No. 69007J106	SCHEDULE 13D	Page 10 of 13
1	NAMES OF REPORTING PERSONS
PEP VIII Advertising Co-Investment L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,125,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,125,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,125,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.12%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for PEP Advertising is calculated assuming a total of 147,478,374.00 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020, as set forth in the 2020 Proxy, and (ii) 3,125,000 shares of Common Stock that are issuable, as of the Issuance Date, upon the conversion of the shares of Series A Preferred Stock held by PEP Advertising.

CUSIP No. 69007J106	SCHEDULE 13D	Page 11 of 13
This Amendment No. 1 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on April 27, 2020 (the “Original Schedule 13D,” and together with this Amendment No. 1, this “Schedule 13D”). Except as amended in this Amendment No. 1, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used in this Amendment No. 1 as so defined, unless otherwise defined in this Amendment No. 1.

Item 2.	Identity and Background.

The second paragraph of Item 2 is supplemented as follows:

The Reporting Persons have entered into a Joint Filing Agreement dated as of May 8, 2020. A copy of the Joint Filing Agreement is filed as Exhibit 7 hereto and is incorporated by reference in its entirety herein.

Item 3.	Source and Amount of Funds or Other Consideration.

The first sentence of Item 3 of the Original Schedule 13D is hereby supplemented as follows:

The information set forth in or incorporated by reference in Item 6 of this Amendment No. 1 is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction.

The first sentence of Item 4 of the Original Schedule 13D is hereby supplemented as follows:

The information set forth in Item 6 of this Amendment No. 1 is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer.

The first sentence of Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover page of this Schedule 13D and the information set forth or incorporated in Item 6 of this Amendment No. 1 is incorporated by reference in its entirety into this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby supplemented by adding the following sentences: (a) after the second to last sentence of the paragraph titled Voting Rights under the section titled Articles Supplementary; and (b)  after the last sentence of the paragraph titled Voting under the Section titled Investment Agreement:

On May 4, 2020, the Reporting Persons received notice of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Accordingly, the holders of the Series A Preferred Stock affiliated with the PEP Direct Holders may now vote their beneficially owned shares of Series A Preferred Stock and/or shares of Common Stock issuable upon conversion of the Series A Preferred Stock on all matters submitted to a vote of the holders of Common Stock, including elections of directors of the Issuer.

Item 7.	Material to be Filed as Exhibits.

The following exhibit is incorporated into this Schedule 13D:

7
Joint Filing Agreement, dated as of May 8, 2020, by and among PEP VIII International Ltd., Providence Equity GP VIII L.P., PEP VIII (Scotland) International Ltd., Providence Equity GP VIII (Scotland) L.P., Providence Equity Partners VIII-A L.P., Providence Equity Partners VIII (Scotland) L.P., PEP VIII Intermediate 5 L.P., PEP VIII Intermediate 6 L.P. and PEP VIII Advertising Co-Investment L.P.

CUSIP No. 69007J106	SCHEDULE 13D	Page 12 of 13
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2020

PEP VIII INTERNATIONAL LTD.

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde Title: Authorized Signatory

PROVIDENCE EQUITY GP VIII L.P.

By: PEP VIII International Ltd., its general partner

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde Title: Authorized Signatory

PEP VIII (SCOTLAND) INTERNATIONAL LTD.

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde Title: Authorized Signatory

PROVIDENCE EQUITY GP VIII (SCOTLAND) L.P.

By: PEP VIII (Scotland) International Ltd., its general partner

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde Title: Authorized Signatory

PROVIDENCE EQUITY PARTNERS VIII-A L.P.

By: Providence Equity GP VIII L.P., its general partner

By: PEP VIII International Ltd., its general partner

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde Title: Authorized Signatory

CUSIP No. 69007J106	SCHEDULE 13D	Page 13 of 13
PROVIDENCE EQUITY PARTNERS VIII (SCOTLAND) L.P.

By: Providence Equity GP VIII (Scotland) L.P., its general partner

By: PEP VIII (Scotland) International Ltd., its general partner

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde Title: Authorized Signatory

PEP VIII INTERMEDIATE 5 L.P.

By: Providence Equity GP VIII L.P., its general partner

By: PEP VIII International Ltd., its general partner

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde Title: Authorized Signatory

PEP VIII INTERMEDIATE 6 L.P.

By: Providence Equity GP VIII L.P., its general partner

By: PEP VIII International Ltd., its general partner

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde Title: Authorized Signatory

PEP VIII ADVERTISING CO-INVESTMENT L.P.

By: Providence Equity GP VIII L.P., its general partner

By: PEP VIII International Ltd., its general partner

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde Title: Authorized Signatory